Mail Stop 4561

October 26, 2007

Lars Dalgaard
President and Chief Executive Officer
SuccessFactors, Inc.
1500 Fashion Island Blvd., Suite 300
San Mateo, California 94404

> Re: **SuccessFactors, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on October 10, 2007**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on October 19, 2007**
> **File No. 333-144758**

Dear Mr. Dalgaard:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of Amendment No. 2 that was provided to us by counsel.

Graphics

1.   Please tell us the proposed layout for the graphics you have provided. There should be no more than one page of graphics immediately following the cover page (which may be a gatefold presentation).

2.   Please tell us the meaning of the upward arrow you have superimposed over the image of a crowd of working professionals. Depicting your products or services, or explaining how they are used, can be very helpful to investors; however, the superimposition of an arrow in this manner does not appear to depict your products or services or explain how they are used. See Section VIII of our Current Issues and Rulemaking Projects Quarterly Update dated March 31, 2001. We also note the text appearing beneath these images. Generally, text should be used only to the extent necessary to explain briefly the visuals in the presentation. Please revise this page to conform to these principles.

3. Similarly, the meaning of the six pyramids appearing on the fourth page of the graphics is not easy to grasp. Please accompany this image with a minimal amount of explanatory text. If the pyramids require a substantial discussion to explain them to investors, they are probably not appropriate for a cover presentation.

4. Certain of the text that you have provided appears to make fairly broad claims regarding your products. We note in particular your use in several places of the phrase "the future of work." Please consider whether this qualifies as "excessive hyping" as outlined in Section VIII of our Current Issues and Rulemaking Projects Quarterly Update cited above.

5. On the final page of the graphics, please direct us to the disclosure in the prospectus that supports the claim that your software "enables companies to work with talent in ways not before possible." Similarly, the claim that your products are "more than software" is perhaps unclear. Please tell us how this assertion is supportable from the non-financial information included in the prospectus.

Dilution, page 26

6. We note your response to comment 2 of our letter dated September 27, 2007 and your revisions to the pro forma net tangible book value calculations. It appears, however, that the Company inadvertently added back the $0.9 million of intangibles assets to the stockholders' deficit rather than subtracting such amount. According to our calculations, the pro forma net tangible book value at June 30, 2007 should be $(44.7) million. Please confirm and revise your disclosure accordingly.

Management's Discussion and Analysis, page 30

Accounting for Stock-Based Awards, page 34

7. We note your revisions on page 36 in response to comment 5 of our letter dated September 27, 2007. We note that your process of selecting the comparable companies used in your market-comparable approach valuations included evaluating the business description and financial history of a company. Please revise to better explain the criteria used in these evaluations to determine whether a company was considered "comparable" to you. Further tell us whether the comparable companies used in your valuation changed throughout your valuation process.

8. We note your response to comments 6 and 7 of our letter dated September 27, 2007 and your revised disclosures with regards to the Company's common stock

valuations. We further note from your response to comment 27 of our letter dated September 27, 2007 that you indicate the proposed price range for the initial public offering has still not been determined. Please tell us whether there have been any preliminary discussions with the underwriters regarding estimated price ranges and if so, please provide such estimates and tell us when they were communicated to the Company. Please note that we will need sufficient time to process your amendments once a price range is included and we may have additional comments with regards to your common stock valuations and/or your disclosures regarding the Company's accounting for stock-based awards when this information is provided.

Management, page 69

Executive Officers, Directors and Key Employees, page 69

9.   Please consider whether there is any business experience to disclose for Ms. Nelson after December 2005.

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jennifer Thompson at (202) 551-3737 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

                                                Sincerely,

                                                Mark P. Shuman
                                                Branch Chief-Legal

cc: Via facsimile: (650) 938-5200
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP